Integra Resources Significantly Increases Land Package, Adding Prospective

Targets On a 6 km Trend to the Northwest of DeLamar

Press Release Highlights:

• Six gold (“Au”) and silver (“Ag”) prospects identified on the Black Sheep trend over 6 kilometers (“km”) long to the northwest of the DeLamar and Florida Mountain Deposits

◦ Several of the Au-Ag soil geochemical anomalies on the Black Sheep trend are more than 1.5 km in length

◦ Geological mapping indicates near-surface, high-level epithermal geology, as evidenced by the presence of sinter, opaline silica, hydrothermal eruption breccias, and amorphous to chalcedonic silica veining

• Rock-chip samples of targets in the Black Sheep trend include:

◦ Georgianna Target: Sample 1605001, 1.14 grams per tonne (“g/t”) Au and 300 g/t Ag

◦ Twin Peaks Target: Sample 1605025, 0.86 g/t Au and 47.06 g/t Ag

◦ Twin Peaks Target: Sample 1605020, 1.31 g/t Au and 40.36 g/t Ag

• Based on the limited erosion of these epithermal prospects, Integra interprets the productive zone at these targets is 200 m below the present surface. Historical drilling at these prospects above the interpreted productive zone include:

◦ Georgianna Target: Drill hole ABS-01, 0.44 g/t Au and 15.5 g/t Ag over 54.86 m

◦ Milestone Target: Drill hole ABS-03, 0.33 g/t Au and 72.8 g/t Ag over 67.06 m

◦ Lucky Day Target: Drill hole ABS-05, 0.83 g/t Au and 18.5 g/t Ag over 3.05 m

VANCOUVER, British Columbia, Feb. 14, 2019 -- Integra Resources Corp. (TSXV:ITR; OTCQX:IRRZF) (the “Company” or “Integra”) is pleased to announce the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project (“DeLamar”), a trend now referred to as the Black Sheep District (“Black Sheep” or the “District”). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra’s exploration team, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in Black Sheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

“We are excited by the discovery of gold-silver surface showings at Black Sheep. The Black Sheep District, which extends for 6 km to the northwest, includes multiple prospects with typical high-level style epithermal mineralization associated with gold and silver deposits. Extensive soil geochemical anomalies in the District have been mapped with multiple signatures exceeding 1.5 km in length,” noted George Salamis, President and CEO of Integra Resources. “Over the course of the past year, Integra has compiled an extensive database of mineralized surface showings and historical mine workings in the vicinity of DeLamar, including the Black Sheep District. This database work, along with site visits by renowned experts, has identified Black Sheep as a highly prospective area on the periphery of the substantial DeLamar Deposit. Historic grab samples from the 6 km Black Sheep trend demonstrate gold-silver mineralization at surface with limited, shallow historic drilling also intersecting gold-silver mineralization above the interpreted productive zone. As a result of our findings in Black Sheep, and in advance of a more substantial district scale exploration program, the Company has staked approximately 15 square kilometers of additional claims. Management views the DeLamar Project as part of a highly prospective gold-silver epithermal district that has been vastly under-explored in modern times and presents significant blue-sky potential.”

Dr. E. Max Baker, Integra’s Vice President of Exploration, added “To provide scale, the Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in Black Sheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the Black Sheep District showing highly anomalous gold and silver trends over significant lengths.”

To view a map of Integra’s regional prospects and area of focus, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/new_property_-_blacksheep_map.pdf

To view geochemistry maps of the Black Sheep District, please click on the following links:

Au Geochemistry: https://www.integraresources.com/site/assets/files/2572/black_sheep_au.pdf

Ag Geochemistry: https://www.integraresources.com/site/assets/files/2572/black_sheep_ag_vuse.pdf

Summer Sampling and Regional Staking Program

The Company conducted field reconnaissance exploration over several areas northwest of the DeLamar Project during Summer 2018. Historic records from Black Sheep revealed sporadic, small-scale historic mining along with minimal historic drilling. In the early 1900s, miners dug multiple, shallow prospect pits in Black Sheep. Though these prospect pits did encounter gold- silver mineralization, they are interpreted to have been dug too high in the system and did not reach the theorized productive zone. Historic drilling in the area was too shallow and only tested approximately 100 m below surface; however, the Company is encouraged that this historic, shallow drilling did return gold-silver mineralization significantly above the theorized productive zone.

The summer field exploration program in the Black Sheep District included 72 rock chip samples and extensive soil geochemistry. Extensive geological mapping along with review of historical data led the Company to stake 15 square kilometers to the northwest of DeLamar.

Table 1. Historic Drill Table Summary

Prospect	Hole ID	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
Georgianna	ABS-01	44.20	99.06	54.86	0.44	15.50	0.62
Milestone	ABS-03	1.52	68.58	67.06	0.33	72.80	1.19
Lucky Day	ABS-05	108.20	111.25	3.05	0.83	18.50	1.05

1. The historic drill data reported in this release was developed by previous operators of the DeLamar Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators’ exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

Table 2. Rock Grab Sample Assay Summary

Prospect	Sample ID	g/t Au	g/t Ag	g/t AuEq
Georgianna	1605001	1.14	300.00	4.67
Statue	1605016	0.61	2.73	0.64
Twin Peaks	1605025	0.86	47.06	1.41
Twin Peaks	1605026	0.83	49.89	1.42
Twin Peaks	1605020	1.31	40.36	1.78

Follow-Up Regional Exploration in 2019

In 2019, the Company will commence an extensive regional exploration program at Black Sheep. This regional exploration program will include:

• Additional rock-chip sampling and prospect scale mapping

• A regional airborne magnetic and radiometric survey

• Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and Black Sheep Districts.

During the second half of 2019, the Company anticipates selective drilling of targets within the Black Sheep District.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all grab samples. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, and is a “Qualified Person” (“QP”) as defined in National Instrument 43- 101 – Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra Resources Corp. is a development-stage company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar Project, consisting of the neighbouring DeLamar and Florida Mountain Gold and Silver Deposits in the heart of the historic Owyhee County mining district in south western Idaho. The first exploration program in over 25 years began on the DeLamar Project in 2018, with more than 23,000 meters drilled. The management team comprises the former executive team from Integra Gold Corp.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO, and Director

CONTACT INFORMATION

Corporate Inquiries: Chris Gordon, chris@integraresources.com

Company website: www.integraresources.com

Office phone: 1 (604) 416-0576

Cautionary Statement Regarding Forward Looking Statements

This news release contains “forward-looking information” which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Forward-looking information in this news release includes statements regarding the use of proceeds from the Offering. Such forward-looking information is often, but not always, identified by the use of words and phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others, risks related to the speculative nature of the Company’s business, the Company’s formative stage of development and the Company’s financial position.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

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